UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2004

Commission File Number: 0-20055

Consolidated Envirowaste Industries Inc.
(Translation of registrant’s name into English)

27715 Huntingdon Road, Abbotsford, B.C., Canada V4X 1B6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F    ☒        FORM 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES    ☒        NO    ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-1399.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

(Registrant)

Date February 19, 2004	By	“Douglas R. Halward”

(Signature)

Douglas R. Halward, President

(Name and Title of the Signing Officer)

The following attached documents are filed under this Form 6-K:

EXHIBIT A:	News Release dated February 17, 2004
EXHIBIT B:	BC Form 51-901F together with schedules A (audited financial statements for the fiscal year ended September 30, 2003), B (supplementary information) and C (management discussion and analysis)
EXHIBIT C:	Title Page, Corporate Data Page, Directors’ Report, Notice of Annual General Meeting, Information Circular, Proxy & Supplemental Mailing List Return Cards

EXHIBIT A

Consolidated Envirowaste Industries Inc.
27715 HUNTINGDON ROAD, ABBOTSFORD, BC V4X 1B6
TELEPHONE: 604-856-6836 FACSIMILE: 604-856-5644

NEWS RELEASE

Consolidated Envirowaste Reports Annual Results, Director Resignation

Abbotsford, British Columbia – February 17, 2004

Consolidated Envirowaste Industries Inc. (TSX Venture Exchange-CWD-V) announced today its results for the year ended September 30, 2003. A complete copy of the Company’s report for the year is available on the Internet at www.sedar.com. Excerpts from the annual audited financial statements are as follows:

September 30	2003	2002

Revenue	$24,358,090	$27,757,723
Income before income taxes	648,277	1,538,302
Income tax expense (recovery)	306,546	(610,055)
Net earnings	341,731	2,148,357
Basic earnings per common share	0.03	0.22
Diluted earnings per common share	0.03	0.21
Weighted average common shares outstanding	9,987,789	9,949,245

The Company reported its third consecutive profitable year following our restructuring program. Consolidated Envirowaste Industries Inc. reported net earnings before income taxes for the year ended September 30, 2003 of $648,277 or $0.06 per share ($0.06 diluted) compared with $1,538,302 or $0.15 per share ($0.15 diluted) for the corresponding period of 2002. Comparative net earnings after tax were impacted by the $916,000 turnaround from $610,000 in income taxes recovered in 2002 through the recognition of previous tax losses in our US operations that year, to the income tax expense this year of $306,000. Accordingly, net earnings after income taxes were $341,731 or $0.03 per share ($0.03 diluted) compared to after tax earnings of $2,148,357 or $0.22 per share ($0.21 diluted) for the 2002 fiscal year.

Revenue was down 12% to $24.4 million, nearly half of which can be attributed to the sharp rise in the Canadian Dollar versus its US counterpart compared to last year. Weather related factors in both our US and Canadian markets accounted for the remainder of the revenue shortfall, and with the ebbs and surges experienced throughout 2003, we were able to adjust operating activities throughout the year to meet these fluctuating demands and maintain our overall gross margin. Our Florida unit completed construction of its new processing facility and were nearly ready to occupy a new shop and offices at one of their major processing sites at the fiscal year end.

Consolidated Envirowaste Industries Inc. also announces that, coincident with his departure from Royal Bank Capital Partners, Howard Steinberg has resigned as a director of the Company effective immediately. The Company has no immediate plans to appoint a new director to fill the vacancy.

Consolidated Envirowaste Industries Inc.
News Release February 17, 2004

In addition, the Company announces that, in consideration of James Darby, a director and officer of the Company, agreeing to postpone in favour of the Company’s principal banker, shareholder loans totalling approximately $2.16 million, the Company will issue to Mr. Darby 100,000 Common shares at a deemed price of $0.75 per share.

We look forward to 2004 facing many of the same challenges that we have met in the past. Canadian and US exchange rates will have an important impact on results as will weather patterns and competitive pressures.

Consolidated Envirowaste Industries Inc. is a leading processor of wood and other organic wastes in Western Canada, Florida and Georgia. The Company markets and supplies biomass boiler fuel for electric generation facilities, charcoal manufacturers and pulp and paper mills in the U.S. as well as bulk landscaping products in each of these regions, and packaged soil products to major Western Canadian retailers.

Consolidated Envirowaste Industries Inc.

“Per James E. Darby”

James E. Darby
Chairman and Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

EXHIBIT B

British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

ISSUER DETAILS

For Quarter Ended: September 30, 2003
Date of Report: February 10, 2004

Name of Issuer: Consolidated Envirowaste Industries Inc.
Issuer Address: 27715 Huntingdon Road, Abbotsford, BC, V4X 1B6

Issuer Fax Number: 604.856.5644
Issuer Telephone Number: 604.856.6836

Contact Name: Douglas Halward
Contact Position: President
Contact Telephone Number: 604.856.6836
Contact Email Address: envirowaste@imag.net

Web Site Address: Not applicable

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Director’s Name: “Douglas Halward”	Date Signed: February 10, 2004
Director’s Name: “James Darby”	Date Signed: February 10, 2004

CONSOLIDATED ENVIROWASTE
INDUSTRIES INC.

Consolidated Financial Statements

September 30, 2003 and 2002

Index

Auditors’ Report

Consolidated Balance Sheets

Consolidated Statements of Income and Deficit

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

Schedules of Consolidated Cost of Sales

Schedules of Consolidated Direct Selling Expenses

Schedules of Consolidated General and Administrative Expenses

ELLIS FOSTER
CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC Canada V6J 1G1
Telephone: (604) 734-1112 Facsimile: (604) 714-5916
www.ellisfoster.com

AUDITORS’ REPORT

To the Shareholders of

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

We have audited the consolidated balance sheets of Consolidated Envirowaste Industries Inc. as at September 30, 2003 and 2002 and the consolidated statements of income and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, Canada	“ELLIS FOSTER”
October 31, 2003	Chartered Accountants

EF	A partnership of incorporated professionals
An independently owned and operated member of Moore Stephens North America Inc., a member of Moore Stephens International Limited — members in principal cities throughout the world

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Consolidated Balance Sheets
September 30, 2003 and 2002

	2003	2002

ASSETS
Current
Cash and cash equivalents	$1,581,376	$2,559,153
Term deposit, restricted	—	805,840
Accounts receivable	2,814,694	2,349,973
Inventories (note 3)	952,936	1,084,342
Refundable income taxes	64,340	75,586
Future income tax asset	215,255	349,758
Prepaid expenses and deposits	333,716	281,538

	5,962,317	7,506,190
Property, plant and equipment (note 4)	8,316,414	5,949,589
Assets under capital leases (note 5)	2,338,974	2,200,503
Future income tax asset	217,424	252,227
Other assets (note 6)	36,365	56,797

	$16,871,494	$15,965,306

LIABILITIES
Current
Demand loans, secured (note 7)	$260,000	$—
Accounts payable and accrued liabilities	1,867,039	2,531,284
Deferred revenue	217,849	124,946
Principal portion of long-term debt due within one year	1,078,684	1,078,108
Principal portion of capital lease obligations due within one year	500,370	415,048

	3,923,942	4,149,386
Long-term debt (note 8)	2,093,100	1,404,372
Obligations under capital leases (note 9)	1,566,740	1,762,919
Loans payable (note 10)	2,375,870	2,386,312
Future income taxes payable	176,874	—

	10,136,526	9,702,989

SHAREHOLDERS’ EQUITY
Share capital (note 11)	15,323,082	15,316,422
Unrealized foreign exchange gain	528,838	404,578
Deficit	(9,116,952)	(9,458,683)

	6,734,968	6,262,317

	$16,871,494	$15,965,306

Commitments (note 14)
Contingent liabilities (note 15)

Approved by the Directors:	“Douglas R. Halward”	“James Darby”

	Douglas R. Halward	James Darby

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Consolidated Statements of Income and Deficit
Years Ended September 30, 2003 and 2002

	2003	2002

Revenue
Bulk	$2,106,262	$2,179,592
Packaged products	2,830,505	3,229,347
Tipping fees, net	19,421,323	22,348,784

	24,358,090	27,757,723
Cost of sales (schedule)	14,634,086	16,698,524

Gross margin	9,724,004	11,059,199
Direct selling expenses (schedule)	4,225,689	4,780,163
General and administrative expenses (schedule)	4,986,824	4,810,773

Operating income	511,491	1,468,263
Other income (expense)
Interest and sundry	148,239	82,652
Staff incentives	(83,223)	(442,543)
Gain on disposal of property, plant and equipment	71,770	429,930

Income before income taxes	648,277	1,538,302
Income tax expense (recovery) (note 16)	306,546	(610,055)

Net income for the year	341,731	2,148,357
Deficit, beginning of year	(9,458,683)	(11,607,040)

Deficit, end of year	$(9,116,952)	$(9,458,683)

Earnings per share — basic	$0.03	$0.22

Weighted average number of common shares outstanding — basic	9,987,789	9,949,245

Earnings per share — diluted	$0.03	$0.21

Weighted average number of common shares outstanding — diluted	10,114,529	10,085,085

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Consolidated Statements of Cash Flows
Years Ended September 30, 2003 and 2002

	2003	2002

Cash flows from (used in) operating activities
Net income for the year	$341,731	$2,148,357
Items not involving cash:
Amortization	2,289,665	2,554,179
Gain on disposal of property, plant and equipment	(71,770)	(429,930)
Unrealized foreign exchange gain	124,260	50,372
Future income taxes	346,180	(610,055)

	3,030,066	3,712,923
Change in non-cash working capital:
Accounts receivable	(464,721)	878,598
Inventories	131,406	10,458
Refundable income taxes	11,246	(75,586)
Prepaid expenses and deposits	(52,178)	43,081
Accounts payable and accrued liabilities	(664,245)	(148,494)
Deferred revenue	92,903	(305,190)
Current portion of long-term debt	576	(901,541)
Current portion of capital lease obligations	85,322	382,550

	2,170,375	3,596,799

Cash flows from (used in) financing activities
Increase (decrease) in long-term debt, net	688,728	(1,959,097)
Increase (decrease) in obligations under capital leases, net	(196,179)	1,702,183
Increase (decrease) in loans payable	(10,442)	93,890
Issuance of share capital	6,660	24,375

	488,767	(138,649)

Cash flows from (used in) investing activities
Acquisition of property, plant and equipment	(4,185,238)	(1,033,043)
Proceeds from the sale of property, plant and equipment	158,274	827,618
Acquisition of assets under capital leases	(675,795)	(2,325,429)
Acquisition of other assets, net	—	(1,209)

	(4,702,759)	(2,532,063)

Increase (decrease) in cash and cash equivalents	(2,043,617)	926,087
Cash and cash equivalents, beginning of year	3,364,993	2,438,906

Cash and cash equivalents, end of year	$1,321,376	$3,364,993

Represented by:
Cash and cash equivalents	$1,581,376	$2,559,153
Term deposit, restricted	—	805,840
Demand loans, secured	(260,000)	—

	$1,321,376	$3,364,993

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
September 30, 2003 and 2002

1.	Significant Accounting Policies

(a)	Basis of Presentation

The Company follows Canadian generally accepted accounting principles in the preparation of these financial statements. All dollar amounts are reported in Canadian funds.

(b)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, The Answer Garden Products Ltd., and its 72.74% owned subsidiary Bio-Waste Industries Limited, Envirowaste International Inc. (“EII”), a U.S. company, and its U.S. subsidiaries, Consolidated Resource Recovery, Inc. — Florida operations (“CRRI”), a Delaware corporation, and Consolidated Resource Recovery, Inc. — Georgia operations (“Greencycle”), a Georgia corporation.

(c)	Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(d)	Inventories

Inventories of raw materials are valued at the lower of cost and net realizable value. Inventories of work-in-process and finished goods are valued at the lower of standard cost and market value.

(e)	Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Amortization is charged to earnings in amounts sufficient to allocate the costs over their estimated useful lives on a straight-line basis using the following annual rates pro-rated from initial utilization:

Plant	5% & 33%
Land improvements	8%
Equipment	10%, 15%, 20% & 33%
Office equipment	20%
Leasehold improvements	20%
Computer equipment	20%, 30% & 33%
Bag plates and artwork	20% & 50%
Automotive equipment	20% & 30%

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
September 30, 2003 and 2002

1.	Significant Accounting Policies (continued)

(f)	Assets Under Capital Leases

Assets acquired under capital leases and their related obligations are recorded at an amount equivalent to the present value of the minimum future lease payments discounted at the interest rate implicit in the agreement. Leased assets are amortized on the same basis as property, plant and equipment.

(g)	Other Assets

Trademarks	Recorded at cost; amortized on a straight-line basis over periods of 10 years or 15 years

Technology license	Recorded at cost; amortized on a straight-line basis over 20 years

(h)	Foreign Currency Translation

The Company treats the operations of Envirowaste International Inc. as a self-sustaining foreign operation using the current rate method of currency translation. Unrealized translation gains or losses are presented as a component of equity.

(i)	Cash Equivalents

Cash equivalents consist of highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased. As at September 30, 2003, cash equivalents consist of $Nil (2002 — $1,251,042).

(j)	Income Taxes

Income taxes are accounted for using the asset and liability method pursuant to Section 3465, Income Taxes, of The Handbook of the Canadian Institute of Chartered Accountants. Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
September 30, 2003 and 2002

1.	Significant Accounting Policies (continued)

(k)	Earnings Per Share

Earnings per share are computed as recommended by Section 3500 of the Handbook of the Canadian Institute of Chartered Accountants. Basic earnings per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares. Under the standard, the treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

2.	Change in Accounting Policies

(a)	Effective October 1, 2002, the Company adopted, on a prospective basis, the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Section 3870, Stock-based compensation and other stock-based payments. Under the new recommendation, the Company adopted the fair value for all direct awards of stocks and applies the fair value method. The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and an expected life of the options. The fair value of direct awards of stocks is determined by the quoted market price of the Company’s stock.

The Company did not grant any stock options during the 2003 fiscal year and, as such, no compensation expense was recognized.

The adoption of the new accounting policy has no cumulative effect on the prior year’s financial statements.

(b)	Effective October 1, 2002, the Company adopted, on a prospective basis, the recommendations of the CICA Handbook, Section 3062, Goodwill and Other Intangible Assets, prospectively. Under the recommendation, a recognized intangible asset should be amortized over its useful life to an enterprise unless the life is determined to be indefinite. An intangible asset with an indefinite life will not be amortized but will be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

The impairment test will consist of a comparison of the fair value of the intangible asset with its carrying amount. When the carrying amount of the intangible asset exceeds its fair value, an impairment loss will be recognized in an amount equal to the excess and charged to operations.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
September 30, 2003 and 2002

3.	Inventories

	2003	2002

Raw materials and supplies	$749,968	$712,527
Work-in-process	26,458	55,697
Finished goods	176,510	316,118

	$952,936	$1,084,342

4.	Property, Plant and Equipment

	2003			2002

		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Land	$1,698,133	$—	$1,698,133	$1,603,295
Plant	1,733,324	754,854	978,470	751,438
Land improvements	610,832	419,137	191,695	145,734
Equipment	8,618,129	5,465,180	3,152,949	3,142,417
Office equipment	120,144	77,492	42,652	21,133
Leasehold improvements	168,528	138,753	29,775	52,103
Computer equipment	208,723	177,746	30,977	36,512
Bag plates and artwork	390,512	343,024	47,488	49,070
Automotive equipment	830,890	441,518	389,372	147,887
Construction in progress	1,754,903	—	1,754,903	—

	$16,134,118	$7,817,704	$8,316,414	$5,949,589

The Company’s subsidiary has constructed a corporate office building, shop and on-site processing facilities, the costs for which are included in construction in progress. The Company began occupying the facility in October, 2003.

5.	Assets Under Capital Leases

	2003			2002

		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Equipment	$3,081,028	$747,602	$2,333,426	$2,185,695
Office equipment	23,775	18,227	5,548	14,808

	$3,104,803	$765,829	$2,338,974	$2,200,503

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
September 30, 2003 and 2002

6.	Other Assets

	2003	2002

Deferred acquisition costs, net of accumulated amortization of $228,496 (2002 — $218,570)	$—	$9,926
Goodwill, net of accumulated amortization of $51,318 (2002 — $43,986)	21,995	29,327
Trademarks, net of accumulated amortization of $17,524 (2002 — $14,428)	13,436	16,532
Technology license, net of accumulated amortization of $623 (2002 — $545)	934	1,012

	$36,365	$56,797

Goodwill represents the excess of the purchase price paid over the underlying value of the assets at the time of acquisition.

7.	Demand Loans, Secured

At September 30, 2003, the Company’s subsidiary, The Answer Garden Products Ltd., had authorized credit facilities with the Royal Bank of Canada. The credit facilities include a revolving, demand operating loan of $500,000 bearing interest at the Royal Bank prime rate (“RBP”) plus 2% per annum, a peak period revolving demand loan of $250,000 bearing interest at RBP plus 2.5% per annum, and a standby demand installment/reducing loan or lease line of $250,000 bearing interest at RBP plus 2.5% per annum or at scheduled lease rates at time of draw down. The lines of credit are secured by a first charge on all property, plant and equipment, assignment of inventory, a registered general assignment of book debts of related companies, and a postponement and assignment of claim provided by two of the Company’s directors (see Note 10). The loans are subject to certain financial covenants including a minimum debt service coverage ratio and a maximum ratio of debt to tangible net worth and are in compliance with these convenants at September 30, 2003.

At September 30, 2003, borrowings outstanding on the operating lines of credit were $260,000 (September 30, 2002 — $Nil). The standby loan/lease has not been drawn on.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
September 30, 2003 and 2002

8.	Long-term Debt

	2003	2002

Notes bearing interest at rates ranging from 4.0% to 10.5% per annum and are repayable in up to 60 monthly installments of principal and interest through 2008, collateralized by the related equipment.	$2,022,371	$2,482,480
Mortgage payable bearing interest at 5.95% per annum and repayable in 37 monthly installments of $25,237, including interest commencing November 11, 2003, collateralized by related property and buildings	1,149,413	—

	3,171,784	2,482,480
Less: Principal due within one year	(1,078,684)	(1,078,108)

	$2,093,100	$1,404,372

The mortgage and certain of the notes contain restrictive covenants, including, among others, a debt service coverage ratio and a debt to worth ratio. The Company was in compliance with or obtained a waiver for all of these convenants as of September 30, 2003.

Principal obligations due within the next five years are as follows:

2004	$1,078,684
2005	947,763
2006	818,323
2007	264,983
2008	62,031

$3,171,784

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
September 30, 2003 and 2002

9.	Obligations Under Capital Leases

Capital lease obligations consist of leases on mobile equipment and office equipment, repayable over varying terms from 60 to 62 months at interest rates ranging from 5.3% to 12.99% per annum. Future minimum lease payments are as follows:

2004	$603,047
2005	603,863
2006	596,602
2007	442,888
2008	75,952

Minimum lease payments	2,322,352
Less: amounts representing interest	(255,242)

Present value of obligations under capital leases	2,067,110
Less: principal due within one year	(500,370)

$1,566,740

The leases are secured and are subject to certain financial covenants including a minimum debt service coverage ratio and a maximum ratio of debt to worth. The facilities are fully drawn and are guaranteed by the Company, EII and Greencycle. The Company was in compliance with all covenants at September 30, 2003.

10.	Loans Payable

By loan agreements, and as amended, between the Company and two of its directors and officers, the Company has borrowed a total of $2,225,870 to meet the Company’s working capital requirements. The principal is repayable on demand and bears interest at the Royal Bank of Canada prime rate plus 3.5% per annum, payable monthly. In addition to the security listed below, the Company has agreed to provide one of the directors, a guarantee and postponement of claim supported by a registered charge over the accounts receivable of its Florida subsidiary, Consolidated Resource Recovery, Inc.

On April 1, 1999, the Company borrowed $300,000 from a shareholder to meet the Company’s short-term working capital requirements. Under the terms of the loan agreement, the principal is repayable on demand and the loan will bear interest at the prime rate of the Royal Bank of Canada plus 3.5% per annum, payable monthly. The Company repaid $150,000 of the loan on October 22, 2002.

The loans are secured by a charge on the assets of the Company, a guarantee by its subsidiary, The Answer Garden Products Ltd., supported by a charge on its assets, including a mortgage over its Abbotsford, BC property. The loans are subrogated to the Royal Bank of Canada debt (note 7(a)). While the terms of repayment for the loans are on a demand basis, the lenders will not call for repayment of the debts on or before September 30, 2004.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
September 30, 2003 and 2002

11.	Share Capital

(a)	Authorized: 50,000,000 common shares, no par value

(b)	Issued and fully paid:

	2003		2002

	Number	Stated	Number	Stated
	of Shares	Capital	of Shares	Capital

Balance, beginning of year	9,976,299	$15,970,199	9,913,799	$15,945,824
Issued during the year:
Exercise of options for cash	18,000	6,660	62,500	24,375
Share issue expenses	—	(653,777)	—	(653,777)

Balance, end of year	9,994,299	$15,323,082	9,913,799	$15,316,422

(c)	The Company has directors’ and employees’ stock options outstanding as follows:

	Number	Exercise
	of Shares	Price Per Share	Expiry Date

Directors*	115,000	$0.39	December 18, 2003
Directors	402,500	0.60	March 14, 2007
Directors	15,000	0.60	March 20, 2007
Employees*	27,900	0.39	December 18, 2003
Employees	34,500	0.27	February 15, 2005
Employees	105,000	0.27	February 15, 2005
Employees	156,000	0.60	March 14, 2007
Employees**	30,000	0.60	March 14, 2007

	885,900

*	These options were fully exercised for cash on December 18, 2003.

**	This option is vested as to 20,000 shares on March 15, 2003 and will vest as to 10,000 additional shares each on March 31, 2004, provided, in each case, that the employee is employed by the Company on the vesting date.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
September 30, 2003 and 2002

11.	Share Capital (continued)

(c)	(continued)

A summary of the stock option activity for the current year is as follows:

		Weighted
		Average
		Exercise
	Shares	Price

Outstanding at October 1, 2002	911,900	$0.51
Granted	—	0.00
Cancelled	(8,000)	0.44
Exercised	(18,000)	0.37

Outstanding at September 30, 2003	885,900	$0.51

Options outstanding and exercisable at September 30, 2003 are as follows:

				Weighted	Weighted
				Average	Average
			Average	Exercise	Exercise
			Remaining	Price on	Price on
	Number	Number	Contractual	Outstanding	Exercisable
Range of Exercise Prices	Outstanding	Exercisable	Life (year)	Options	Option

$0.27 - $0.60	885,900	875,900	2.60	$0.51	$0.51

On March 4, 2003, the Company adopted a share option plan subject to the rules and policies of the TSX Venture Exchange. A maximum of 1,995,260 common shares of the Company are issuable under the plan, including 911,900 options outstanding on the date of adoption.

12.	Related Party Transactions

Included in accounts payable and accrued liabilities at September 30, 2003 were amounts aggregating $390,482 (2002 — $740,765) payable to directors of the Company for accrued management remuneration, expense reimbursements, and accrued loan interest. In addition to the loans, as detailed in note 10, the Company entered into the following transactions with the directors of the Company:

	2003	2002

Management remuneration	$401,697	$554,728
Interest and loan fees	181,425	168,555

	$583,122	$723,283

Management is of the opinion that the terms and conditions of the above noted transactions are consistent with standard business practice.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
September 30, 2003 and 2002

13.	Geographically Segmented Information

Year Ended September 30, 2003	Canada	United States	Consolidated

Sales to unaffiliated customers	$3,579,117	$20,778,973	$24,358,090
Inter-segment revenue (expense)	661,627	(661,627)	—

Total revenue	$4,240,744	$20,117,346	$24,358,090

Net income (loss) before income taxes	$(264,885)	$913,162	$648,277
Income tax (recovery)	—	(306,546)	(306,546)

Net income (loss) for the year	$(264,885)	$606,616	$341,731

Identifiable assets on September 30, 2003	$2,921,990	$13,949,504	$16,871,494

Year Ended September 30, 2002	Canada	United States	Consolidated

Sales to unaffiliated customers	$3,917,963	$23,839,760	$27,757,723
Inter-segment revenue (expense)	791,781	(791,781)	—

Total revenue	$4,709,744	$23,047,979	$27,757,723

Net income (loss) before income taxes	$(148,807)	$1,687,109	$1,538,302
Income tax (recovery)	(13,967)	(596,088)	(610,055)

Net income (loss) for the year	$(134,840)	$2,283,197	$2,148,357

Identifiable assets on September 30, 2002	$3,295,707	$12,669,599	$15,965,306

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
September 30, 2003 and 2002

14.	Commitments

CRRI has entered into an employment agreement with a certain member of management through December 31, 2003. This agreement provides for a total monthly salary of approximately Cdn$13,449 (US$9,946) and participation in a bonus pool based on pre-tax net profit, as defined. The salary base increases annually based on the consumer price index. Negotiations are presently under way to renew the contract on substantially the same terms.

The Company has entered into operating leases for certain machinery equipment and office space. Rental expense under these leases was approximately Cdn$1,785,129 (including US$1,153,568) for the year ended September 30, 2003. Minimum future rental payments under these leases are as follows:

2004	$1,470,972
2005	959,974
2006	89,342

$2,520,288

As at September 30, 2003, CRRI has commitments outstanding to purchase two pieces of equipment for approximately US$850,000 (Cdn$1,149,413), which is expected to be financed.

15.	Contingent Liabilities

The Company has an irrevocable $10,000 letter of credit issued as a performance guarantee to one of its customers under the terms of a green waste processing contract.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
September 30, 2003 and 2002

16.	Income Taxes

The provision for income taxes from continuing operations is comprised of the following:

	2003	2002

Provision for income taxes — current	$27,050	$855,127
Reduction of income taxes resulting from the application of prior years’ losses	—	(855,127)
Future income tax expense (recovery)	279,496	(610,055)

	$306,546	$(610,055)

At September 30, 2003, management is of the opinion that the “more likely than not” criteria have been met with respect to the U.S. operations and in accordance with generally accepted accounting principles the Company has recognized the future income tax (“FIT”) benefits arising from loss carry-forwards of prior years and other timing differences. The future income tax recovery has resulted from the recognition of the FIT assets in the current year.

With respect to the Canadian operations, management has claimed a valuation allowance equal to future income tax benefits arising from their loss carry forwards, reflecting the position that these tax assets, more likely than not, will not be realized.

At September 30, 2003 the Company had, for Canadian tax purposes, operating losses aggregating approximately $2,630,000.

These losses are available to reduce taxable incomes earned by the Canadian operations of future years and expire as follows:

2004	$250,000
2005	1,550,000
2006	740,000
2007	—
2008	20,000
2009	—
2010	70,000

$2,630,000

The net operating losses available to offset future revenues of the U.S. operations are approximately US$63,200 and expire at various times through 2021.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
September 30, 2003 and 2002

17.	Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, demand loans, accounts receivable, accounts payable and accrued liabilities, loans payable and long-term debt. It is management’s opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values.

18.	Subsequent Event

The following event took place subsequent to September 30, 2003:

Employees and directors’ stock options were exercised, as follows:

Number	Exercise
of Shares	Price Per Share

115,000	$0.39
27,900	$0.39

142,900

19.	Comparative Figures

Certain 2002 comparative amounts have been reclassified to conform with the financial statement presentation adopted for the current year.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Schedules of Consolidated Cost of Sales
Years Ended September 30, 2003 and 2002

	2003	2002

Direct materials
Inventory, beginning of year	$712,527	$825,951
Purchases of direct materials and subtrades	2,290,333	3,902,615
Testing	18,446	19,846

Cost of direct materials available for use	3,021,306	4,748,412
Less: Inventory, end of year	(749,968)	(712,527)

Direct materials used	2,271,338	4,035,885
Direct labour	3,732,559	4,049,733
Manufacturing overhead	8,461,342	8,289,692

Manufacturing costs incurred for the year	14,465,239	16,375,310
Work-in-process, beginning of year	55,697	83,133

	14,520,936	16,458,443
Less: Work-in-process, end of year	(26,458)	(55,697)

Cost of goods manufactured	14,494,478	16,402,746
Finished goods, beginning of year	316,118	185,716

	14,810,596	16,588,462
Less: Finished goods, end of year	(176,510)	(316,118)

	$14,634,086	$16,272,344

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Schedules of Consolidated Direct Selling Expenses
Years Ended September 30, 2003 and 2002

	2003	2002

Advertising	$47,582	$55,699
Amortization — bag plates and artwork	18,442	24,267
Automobile	4,620	3,960
Bad debts	33,998	29,738
Commissions	8,400	7,700
Discounts and allowances	109,330	164,570
Entertainment and promotion	1,997	1,545
Freight out	3,561,193	4,065,868
Marketing consulting	34,881	28,303
Miscellaneous	42,846	93,119
Travel	362,400	305,394

	$4,225,689	$4,780,163

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Schedules of Consolidated General and Administrative Expenses
Years Ended September 30, 2003 and 2002

	2003	2002

Advertising	$41,807	$26,802
Amortization	302,143	348,995
Automobile	33,102	30,051
Bank charges and interest	20,669	43,306
Business taxes, licenses and fees	60,080	91,470
Consulting fees	201,124	120,916
Education and training	32,230	18,460
Entertainment and promotion	89,006	80,422
Foreign exchange	13,319	2,739
Insurance	25,986	21,169
Interest on long-term debt	557,430	677,575
Management remuneration	401,697	308,770
Miscellaneous	31,857	38,848
Office and stationery	106,860	91,741
Professional fees	270,823	209,988
Rent and office services	125,891	154,289
Shareholder relations	35,521	36,837
Telephone	176,655	178,091
Transfer agent and filing fees	23,819	8,884
Travel	92,290	87,492
Wages and benefits	2,344,515	2,233,928

	$4,986,824	$4,810,773

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

QUARTERLY REPORT FOR THE FOURTH
QUARTER ENDED SEPTEMBER 30, 2003

SCHEDULE A:	FINANCIAL INFORMATION
See accompanying audited financial statements for the year ended September 30, 2003.

SCHEDULE B:	SUPPLEMENTARY INFORMATION

1.	Analysis of expenses and deferred costs: See accompanying audited financial statements for the year ended September 30, 2003.

2.	Related party transactions: See Note 12 to the financial statements.

3.(a)	Summary of securities issued: See Note 11 to the financial statements.

3.(b)	Summary of options granted: See Note 11 to the financial statements.

4.(a)	Summary of authorized share capital: See Note 11 to the financial statements.

4.(b)	Number and recorded value of shares issued: See Note 11 to the financial statements.

4.(c)	Description of options, warrants and convertible securities: See Note 11 to the financial statements.

4.(d)	Shares subject to escrow or pooling agreements: None

5.(a)	Directors:
	Douglas R. Halward	Derrick M. J. Rolfe
	James E. H. Darby	Richard J. M. Chase

5.(b)	Officers:
James E. H. Darby+Chairman, Chief Executive Officer and Secretary Douglas R. Halward+President

SCHEDULE C:	MANAGEMENT DISCUSSION
See accompanying Management Discussion.

MANAGEMENT DISCUSSION AND ANALYSIS
September 30, 2003

Information About Industry Segments

Consolidated Envirowaste Industries Inc. (the “Company”) is a leading processor of wood and other organic wastes in Western Canada, Florida and Georgia. The Company markets and supplies biomass boiler fuel for electric generation facilities, charcoal manufacturers and pulp and paper mills in the U.S. as well as bulk landscaping products in each of these regions, and packaged soil products to major Western Canadian retailers.

The following information should be read in conjunction with Consolidated Envirowaste Industries Inc.’s audited consolidated financial statements for the year ended September 30, 2003 and related notes, which are prepared in accordance with Canadian generally accepted accounting principles. Segmented information on the Canadian and US operating units are presented in note 13 of the audited consolidated financial statements and a discussion of the operating results is presented below according to these operating units.

Overall Results

2003 marked our third consecutive year of profitability since our restructuring at the turn of the millennium. Earnings before income taxes were $648,277 for 2003 compared to $1,538,302 in fiscal 2002. Comparative net earnings after tax were impacted by the $916,000 turnaround from $610,000 in income taxes recovered in 2002 through the recognition of previous tax losses in our US operations that year, to the income tax expense this year of $306,000. Consolidated Envirowaste Industries Inc. reported net earnings for the year ended September 30, 2003 of $341,731 or $0.03 per share ($0.03 fully-diluted) compared to net earnings of $2,148,357 or $0.22 per share ($0.21 fully-diluted) for the fiscal year ended September 30, 2002.

Fiscal 2003 revenues of $24,358,090 were down $3.4 million over last year. The sharp rise in the Canadian Dollar during the last three quarters of the year compared to the same period last year, accounted for approximately $1.6 million of the decline, while the remainder can be attributed to the first quarter drop in revenue from storm+related activity which occurred in the first quarter of fiscal 2002 and other weather related factors. The Company maintained its gross margins, reduced its selling expenses (assisted by the benefit of currency translation differences) by over $500,000, and limited the increase in general and administrative expenses to 3.6%. The Company generated $3 million in cash flow from operations while working capital was impacted by the use of internal funds to finance the construction of the new on+site processing facility, shop facility and corporate office building of its Florida subsidiary. While adding new debt for the strategic acquisition of property, plant, and equipment during 2003, the Company benefitted from favourable currency translation differences and managed to improve its debt to equity ratio to 1.55:1 versus 1.51:1 in 2002.

US Operations

2003 was an exciting, yet challenging year for our US operations. On the one hand, we had completed construction of our new processing facilities at one of our major Florida operating sites, and the anticipation of moving into the new nearly completed shop and office facilities. On the other, we had to deal with the operational adjustments required, as revenues were affected by less volatile winter weather patterns and seek new business in an uncertain economy to replace revenue from a major project completed in 2002. The impact on revenues was not severe in terms of US funds, as they fell approximately US$900,000 (6%) compared to the year earlier levels and the US units managed a slight improvement in their gross margin percentage over 2002.

Further enhancing long-term profitability of the Florida unit, management initiated a project in the latter half of the fiscal year to replace contracted haulers with its own equipment to reduce and take better control over the costs of disposing of and transporting materials from its processing sites. This cost savings, together with favourable year on year currency translation differences had the desired effect on reducing direct selling costs.

As anticipated, net earnings were affected by the Company’s US operation’s return to a taxable position in 2003 following the favourable impact of income taxes recovered from the recognition of prior year losses in the 2002 fiscal year.

The US operations continue to generate strong cash flow for the Company. In terms of future growth, the Company’s Florida-based unit took a major step in that direction in 2003 by regaining a significant contract under more favourable terms on Florida’s East Coast. This marked its return to that area’s market for the first time in approximately two years.

Canadian Operations

With the amendment of the discharge permit for our Abbotsford, British Columbia location in 2002, the Company moved forward early in fiscal 2003 with the construction of a storm water diversion system. We are pleased to advise that we continue to be within the B.C. Ministry of Water, Land and Air Protection guidelines under our new permit and the diversion system is having the desired effect.

Revenue, down approximately $395,000 (10%) from 2002 levels, was affected by varying weather patterns+from warm, mild fall/winter conditions, a wet spring, to the summer extreme heat and drought in Western Canada as well as competitive pressures from vendor consolidation in the packaged soil markets. Early year revenue gains were sustained as bulk and tipping revenue improved, while packaged products declined 12% from year earlier levels. This in turn, had negative affects on margins, selling costs, net earnings, cash flows and working capital in the Canadian units as we adjusted operations to core operating levels.

Liquidity and Capital Resources

Cash generated from operating activities before working capital changes was $3.03 million for the year. Increased investment in working capital of $860,000 resulted in a net cash generation from operations of $2.17 million.

During the year the Company increased net long-term debt by $689,000 after giving effect to currency translation differences and the $1.1 million (US$850,000) in new financing put in place to construct the Florida facilities. The Company reduced net capital leases by $196,000 also after giving effect to currency translation differences and the addition of $676,000 in new equipment purchased through capital lease financing. $6,660 of proceeds were received related to the exercise of existing stock options.

Including the $1.7 million of Florida’s construction in progress, the Company invested $2,244,000 in new premises and improvements during 2003. The Company also invested a net total of $851,000 in upgrading production equipment and $258,000 in transportation equipment related to the Florida’s material disposal initiative.

Outlook

With the completion of the Florida premises, its distraction and effect on the Company’s resources behind us, we look forward to 2004 with many of the same challenges to face in the future as we have undergone in the past.

Weather patterns and competitive pressures will play important roles in future revenue growth and adjustments required to operating levels to meet market demands. Canadian and US exchange rates will have an important impact on results in our first quarter of 2004, however we anticipate a leveling out of comparative exchange rates as we move into the latter quarters of the 2004 fiscal year.

[signed]	[signed]

James E. Darby	Douglas R. Halward
Chairman and Chief Executive Officer	President

EXHIBIT C

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

2004	Directors’ Report to the Members

ANNUAL	Notice of Annual General Meeting of Members

GENERAL	Information Circular

MEETING	Audited Financial Statements for the Fiscal Year Ended September 30, 2003

Place:	Offices of Bull, Housser & Tupper Beech Boardroom, 30th Floor 1055 West Georgia Street Vancouver, B.C.

Time:	1:00 p.m.
Date:	Monday, March 15, 2004

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

CORPORATE	Head Office
27715 Huntingdon Road
DATA	Abbotsford, B.C. V4X 1B6

Directors and Officers
Douglas R. Halward, Director & President
James E.H. Darby, Director, Chairman, Chief Executive Officer & Secretary
Richard J.M. Chase, Director
Derrick M.J. Rolfe, Director

Registrar & Transfer Agent
Computershare Trust Company of Canada
4th Floor
510 Burrard Street
Vancouver, B.C. V6C 3B9

Solicitors
Bull, Housser & Tupper
Barristers & Solicitors
3000 — 1055 West Georgia Street
Vancouver, B.C. V6E 3R3

Auditors
Ellis Foster
Chartered Accountants
1650 West 1st Avenue
Vancouver, B.C. V6J 1G1

Listing
Tier 1
TSX Venture Exchange
Symbol CWD

Consolidated Envirowaste Industries Inc.

Dear Shareholders,

We are pleased to report that your Company enjoyed its third consecutive profitable year following our restructuring program. Consolidated Envirowaste Industries Inc. reported net earnings before income taxes for the year ended September 30, 2003 of $648,277 or $0.06 per share ($0.06 diluted) compared with $1,538,302 or $0.15 per share ($0.15 diluted) for the corresponding period of 2002. Comparative net earnings after tax were impacted by the $916,000 turnaround from $610,000 in income taxes recovered in 2002 through the recognition of previous tax losses in our US operations that year, to the income tax expense this year of $306,000. Accordingly, net earnings after income taxes were $341,731 or $0.03 per share ($0.03 diluted) compared to after tax earnings of $2,148,357 or $0.22 per share ($0.21 diluted) for the 2002 fiscal year.

Revenue was down 12% to $24.4 million, nearly half of which can be attributed to the sharp rise in the Canadian Dollar versus its US counterpart compared to last year. Weather related factors in both our US and Canadian markets accounted for the remainder of the revenue shortfall, and with the ebbs and surges experienced throughout 2003, we were able to adjust operating activities throughout the year to meet these fluctuating demands and maintain our overall gross margin.

In Florida, at the fiscal year end, we completed our processing facility and were nearly ready to occupy new shop and offices at one of our major processing sites. We started an initiative to replace contracted haulers with our own equipment and manpower to remove and dispose of material from processing sites to further enhance long-term profitability.

Our Abbotsford, British Columbia facility is operating within permitted discharge levels on a continuous basis and the storm water diversion system constructed during 2003 is having the desired effect.

We look forward to 2004 facing many of the same challenges that we have met in the past. Canadian and US exchange rates will have an important impact on results as will weather patterns and competitive pressures. The Company is ready to meet these challenges as we continue toward our goal of bringing lasting shareholder value. Thank you for your continued support.

On behalf of the Board of Directors

“Per James E. Darby”

James E. Darby
Chairman and Chief Executive Officer

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

     NOTICE IS HEREBY GIVEN that the Annual General Meeting of Members of Consolidated Envirowaste Industries Inc. (hereinafter called the “Company”) will be held at the offices of Bull, Housser & Tupper, 30th Floor, Beech Boardroom, 1055 West Georgia Street, Vancouver, British Columbia, on Monday, March 15, 2004 at 1:00 p.m. (local time), for the following purposes:

(a)	To receive the report of the Directors;

(b)	To receive the financial statements of the Company for the fiscal year ended September 30, 2003, together with the report of the auditors thereon;

(c)	To appoint auditors and to authorize the Directors to fix their remuneration;

(d)	To determine the number of directors at four;

(e)	To elect Directors; and

(f)	To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

     The Directors’ Report to the Members and the financial statements of the Company for the fiscal year ended September 30, 2003, including the auditors’ report thereon, accompany this Notice.

     Members who are unable to attend the meeting are requested to read the notes included in the form of Proxy enclosed and then to complete, date, sign and mail the enclosed form of Proxy in accordance with the instructions set out in the Proxy and in the Information Circular accompanying this Notice.

     DATED at Abbotsford, British Columbia, this 12th day of February, 2004.

BY ORDER OF THE BOARD

“Douglas R. Halward”

Douglas R. Halward, President

If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the meeting.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.
27715 HUNTINGDON ROAD
ABBOTSFORD, BC V4X 1B6
TELEPHONE: 604.856.6836
FAX: 604.856.5644

INFORMATION CIRCULAR

as at February 12, 2004

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Consolidated Envirowaste Industries Inc. (the “Company”) for use at the Annual General Meeting of Members of the Company to be held on Monday, March 15, 2004 (the “Meeting”) and any adjournment thereof at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and regular employees of the Company. All costs of solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are the President and the Chief Executive Officer of the Company. A MEMBER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE TWO PRINTED NAMES OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed, dated and signed form of proxy is received by Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or is delivered to the Chairman of the Meeting prior to the commencement of the Meeting or an adjourned meeting.

A member who has given a proxy may revoke it by an instrument in writing executed by the member or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, 3000 - 1055 West Georgia Street, Vancouver, British Columbia, V6E 3R3, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

INFORMATION FOR BENEFICIAL HOLDERS OF SHARES

The shares owned by many members of the Company are not registered on the records of the Company in the members’ own name, but in the name of a securities dealer, bank or other intermediary, or in the name of a clearing agency. Members who do not hold their shares in their own name (referred to in this Information Circular as “beneficial holders”) should note that only registered shareholders may vote at the

Meeting. A beneficial holder cannot be recognized at the Meeting for the purpose of voting his shares unless he is appointed by the intermediary as a proxyholder.

Applicable regulatory policy requires intermediaries to seek voting instructions from beneficial shareholders. Every intermediary has its own procedures to seek those instructions. Beneficial shareholders should follow those procedures carefully to ensure that their shares are voted at the Meeting.

The majority of brokers in Canada have delegated authority for obtaining instructions from clients to Independent Investor Communications Corp. (“IICC”). IICC typically applies a special sticker to the proxy forms or, alternatively, prepares a separate “voting instruction” form, mails those forms to beneficial holders, and asks beneficial holders to return the proxy or voting instruction forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions for voting at the Meeting. A beneficial shareholder who receives a proxy bearing an IICC sticker or a voting instruction form cannot deposit that proxy or form on the Meeting date to vote common shares at the Meeting. The proxy or form must be returned to IICC in advance of the Meeting in order to allow the shares to be voted by the named proxyholder at the Meeting.

IF YOU ARE A BENEFICIAL SHAREHOLDER AND WISH TO VOTE IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BROKER OR AGENT IN ADVANCE OF THE MEETING TO DETERMINE HOW YOU CAN DO SO.

EXERCISE OF DISCRETION

Shares represented by proxy are only entitled to be voted on any poll and, where a choice with respect to any matter to be acted upon has been specified in the form of proxy, the shares will, on a poll, be voted or withheld from voting in accordance with the specification so made.

SUCH SHARES WILL ON A POLL BE VOTED FOR EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED BY THE MEMBER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As at the date hereof, the Company has issued and outstanding 10,237,199 fully paid and non-assessable Common shares, each share carrying the right to one vote. THE COMPANY HAS NO OTHER CLASSES OF VOTING SECURITIES.

Any Member of record at the close of business on February 12, 2004 who either personally attends the Meeting or who has completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have his shares voted at the Meeting.

To the knowledge of the directors and senior officers of the Company, the only person or company who beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company is:

Name	No. of Shares	Percentage

RBC Equity Investments Inc.	1,666,666	16.28%

ELECTION OF DIRECTORS

Howard Steinberg, who served as the nominee of RBC Equity Investments Inc. on the Board of Directors, recently resigned from the Board coincident with his resignation from RBC. Accordingly, the Board of Directors presently consists of four directors and it is intended to determine the number of directors at four and to elect four directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Company Act (British Columbia) (the “Act”).

Pursuant to Section 187 of the Act, the Company is required to have an Audit Committee. As at the date hereof, the members of the Audit Committee are Derrick M.J. Rolfe, Richard J. M. Chase and Douglas R. Halward.

The following table sets out the names of the nominees for election as directors, the country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director of the Company, and the number of Common shares of the Company or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name, Position and	Principal Occupation or	Period as a Director of
Country of Residence(1)	Employment(1)	the Company	No. of Shares(1)

Douglas R. Halward Director and President Resident of Canada	President of the Company	May 15, 1986 to date	703,825(2)

James E.H. Darby Director, Chairman, Chief Executive Officer and Secretary Resident of Canada	Chairman and Chief Executive Officer of the Company	July 12, 1991 to date	1,027,434

Richard J.M. Chase Director Resident of Canada	President, Patrick Group Enterprises Inc.	August 3, 1989 to date	122,683(2)

Derrick M.J. Rolfe Director Resident of Canada	Managing Director, Environmental Research & Development Capital Corporation	September 24, 1996 to date	15,000

NOTES:

(1)	The information as to country of residence, principal occupation and shares beneficially owned is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(2)	Each of Douglas R. Halward and Richard J.M. Chase owns 375,000 shares (13.6%) of Bio-Waste Industries Limited, an inactive subsidiary of the Company’s wholly-owned subsidiary, The Answer Garden Products Ltd.

CORPORATE GOVERNANCE PRACTICES

Corporate governance is the structure and process used to direct and manage the business and affairs of a corporation with the objective of enhancing shareholder value. The TSX Venture Exchange (the “Exchange”) requires each Tier 1 issuer to disclose to its shareholders annually information about its corporate governance practices and processes, with reference to the corporate governance disclosure guidelines contained in the TSX Toronto Stock Exchange Company Manual (the “TSX Guidelines”).

The Board of Directors believes that the Company has in place corporate governance practices that are both effective and appropriate to the Company’s size and its relatively uncomplicated business operations. Because of its size and composition, the Board does not find it necessary to appoint many committees or to have in place many formal processes in order to ensure effective corporate governance.

The Board of Directors is composed of four directors, which the Board believes is the appropriate number for the Company, in that it is small enough to facilitate effective decision-making and large enough to provide the necessary breadth of experience.

The Board has determined that the Chief Executive Officer and the President are “related directors” and that the other two directors are “unrelated directors” within the meaning of the TSE Guidelines. In deciding whether a particular director is an “unrelated director”, the Board looks at the factual circumstances to determine whether the director is independent of management of the Company and free from any interest or relationship which could, or could reasonably be perceived to, interfere materially with his ability to act with a view to the best interests of the Company.

The Board of Directors has appointed three committees: the audit committee, the compensation committee and the environmental committee. The audit committee, which is made up of one related director and two unrelated directors, is responsible for reviewing the Company’s financial reporting procedures, internal control and management information systems and external auditors. The audit committee also reviews the annual financial statements before those statements are approved by the Board. The compensation committee, which is made up entirely of unrelated directors, is responsible for reviewing and approving compensation for the senior management of the Company. The environmental committee, which is made up of two related directors and one unrelated director, is responsible for the Company’s approach and response to matters related to the environment.

The annual capital and operating plans and the strategic plan for the Company are reviewed and approved annually by the Board of Directors. Subject to compliance with these plans, the Board has delegated day-to-day management responsibility to the Chief Executive Officer and the President of the Company. Material variations from these plans require Board approval.

Because the Board has only four members, it is well able to assess the effectiveness of the Board as a whole and the contributions made by the individual directors without instituting any formal process for that purpose.

The Board meets at least quarterly, or more often if circumstances warrant.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all compensation paid in respect of the individual who was, at September 30, 2003, the Chief Executive Officer of the Company and in respect of the two other executive officers of the Company whose total salary and bonus exceeded $100,000 during the financial year ended September 30, 2003.

Summary Compensation Table

Long Term Compensation

		Annual Compensation			Awards	Payouts

					Securities	Long Term
				Other	Under	Incentive
				Annual	Options	Plan	All Other
		Salary	Bonus	Compensation	Granted	Payouts	Compensation
Name and Principal Position	Year	($)	($)	($)	(#)	($)	($)

James E.H. Darby Chief Executive Officer of the Company	2003 2002	274,138 188,766	Nil 122,981	Nil Nil	Nil 190,000	Nil Nil	Nil 4,500(1)
	2001	184,222	150,000	Nil	Nil	Nil	Nil

Douglas R. Halward President of the Company	2003 2002	127,559 120,000	Nil 122,981	Nil Nil	Nil 190,000	Nil Nil	Nil 4,500(1)
	2001	120,000	150,000	Nil	Nil	Nil	Nil

Steven Lubbers Vice-President, Operations of Consolidated Resource Recovery, Inc. (Florida)	2003 2002 2001	171,133 172,092 167,854	17,070 42,787 47,031	Nil Nil Nil	Nil 30,000 Nil	Nil Nil Nil	2,700(1) Nil Nil

NOTE:

(1)	These amounts represent the aggregate dollar value of the difference between the stock option exercise price and the market price of the Company’s shares on the date the stock option was exercised.

Stock Options

No stock options were granted to, or exercised by, the named executive officers during the financial year ended September 30, 2003.

The following table sets forth details of the financial year end value of unexercised options held by the named executive officers on an aggregate basis:

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

Value of
Unexercised in the
			Unexercised	Money-Options at
	Securities		Options at FY-End	FY-End(1)
	Acquired on	Aggregate Value	(#)	($)
	Exercise	Realized	Exercisable/	Exercisable/
Name	(#)	($)	Unexercisable	Unexercisable

James E.H. Darby	Nil	N/A	290,000(2)	$19,000
(Exercisable)

Douglas R. Halward	Nil	N/A	190,000(3)	Nil
(Exercisable)

Steven Lubbers	Nil	N/A	135,000(4)	$32,550
			(125,000 —	(Exercisable)
			Exercisable &	& Nil
			10,000	(Unexercisable)
Unexercisable)

NOTES:

(1)	Based on the closing price of $0.58 for the shares of the Company on September 29, 2003, the last trading day prior to the financial year end of the Company.

(2)	Stock option to purchase 100,000 shares at $0.39 per share granted on December 18, 1998 for a term of five years and stock option to purchase 190,000 shares at $0.60 per share granted on March 15, 2002 for a term of five years. Subsequent to the financial year end, Mr. Darby exercised the option to purchase 100,000 shares at $0.39 per share for a net aggregate value on the date of exercise of $15,000.

(3)	Stock option to purchase 190,000 shares at $0.60 per share granted on March 15, 2002 for a term of five years.

(4)	Stock option to purchase 105,000 shares at $0.27 per share granted on February 16, 2000 for a term of five years and stock option to purchase 30,000 shares at $0.60 per share granted on March 15, 2002 for a term of five years. The stock option to purchase 30,000 shares vested as to 10,000 shares on each of March 15, 2002 and March 15, 2003 and will vest as to 10,000 shares on March 15, 2004, provided that Mr. Lubbers is employed by Consolidated Resource Recovery, Inc. (Florida) on March 15, 2004.

Pension Arrangements

The Company and its subsidiaries do not have any pension arrangements in place for the named executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has in place a three-year employment agreement made January 1, 2002 with James E.H. Darby, the Secretary, Chairman and Chief Executive Officer of the Company, for his full-time services. The agreement with Mr. Darby provides for an annual bonus payable on the basis of quantitative and qualitative performance measurement standards, and, in the event of dismissal without cause or constructive dismissal, for the payment by the Company of a severance allowance in an amount equal to his then-current annual salary through to the second anniversary of the date of termination, either by way of a lump sum or by continuation of the regularly scheduled salary payments.

The Company also has in place a three-year employment agreement made January 1, 2002 with Douglas R. Halward, the President of the Company, for his full-time services. The agreement with Mr. Halward provides for the payment of a bonus and of a severance allowance, each calculated on the same basis as described above for Mr. Darby.

The Company’s wholly-owned subsidiary, Consolidated Resource Recovery, Inc. (Florida) (“CRR”), has in place an employment agreement made effective January 1, 2003 with Steven Lubbers for a term of 36 months terminating December 31, 2005. This contract provides for a bonus payable from a bonus pool established on the basis of net profit realized by CRR, and for a severance allowance in an amount equal to Mr. Lubbers’ then-current annual salary and average annual bonus, payable in the event Mr. Lubbers is dismissed without cause or on a change of control.

Each of these agreements also includes confidentiality and non-competition provisions.

Compensation of Directors

The Company has no pension plan or other arrangement for cash or non-cash compensation to the directors of the Company, other than the named executive officers (the “Other Directors”), except stock options. No stock options were granted to the Other Directors or exercised by the Other Directors during the financial year ended September 30, 2003. However, subsequent to the financial year ended September 30, 2003, Derrick Rolfe exercised a stock option previously granted to him entitling him to purchase 15,000 Common shares in the capital of the Company at a price of $0.39 per share. The net aggregate value to him on the date of exercise was $2,250.

The exercise price of the foregoing option was not lower than the closing market price of the Company’s shares for the trading day immediately preceding the date of granting of the option less any available discounts, in accordance with the rules of the TSX Venture Exchange. The terms of the option agreement provides that the option will terminate at the close of business on the date upon which the optionee ceases to be a director of the Company or on such date, not later than one year following the date upon which the optionee ceases to be a director of the Company, as may be determined by the directors of the Company, except by reason of his death, in which case his personal representative may exercise the option within one year following the date of death or the expiry date, whichever occurs first.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Loan Consolidation & Proposed Issuance of Bonus Shares — James E.H. Darby

James E.H. Darby, a director, officer and shareholder of the Company, has outstanding shareholder loans due to him from the Company totalling $2,160,680.98, such amounts having been advanced between January 1999 and October 1, 2003. The Company has negotiated a credit facility with the Royal Bank of Canada (“RBC”) and, as a condition of the new RBC credit facility, RBC required Mr. Darby to provide a postponement of claim in favour of RBC in respect of all of his shareholder loans.

As a condition of providing the postponement, Mr. Darby required the Company to consolidate his loans under a single secured loan agreement. Consequently, the Company and Mr. Darby have entered into a Loan Consolidation Agreement made effective October 1, 2003 (the “Loan Consolidation Agreement”). Under the Loan Consolidation Agreement, Mr. Darby’s shareholder loans bear interest at the RBC’s prime rate plus 3 1/2 percent. The Company has agreed to make principal payments in the amount of 10 percent of the Company’s annual pre-tax profits by February 28th of each year. The entire principal amount of Mr. Darby’s shareholder loans are repayable on demand, provided that Mr. Darby is prohibited from demanding or accepting any repayment of his loans at any time at which the Company is, or will be, as an immediate result of, such repayment, in breach of its credit facility covenants to its principal banker.

In addition, in consideration of Mr. Darby’s continuing support of the Company through his shareholder loans, the Company issued to Mr. Darby on February 10, 2004, as a bonus, 100,000 Common shares in the capital of the Company at a deemed price of $0.75 per share.

Other than as disclosed in this Information Circular, no insider, proposed nominee for election as a director, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, in any transaction or proposed transaction since October 1, 2002 which has materially affected or would materially affect the Company or any of its subsidiaries.

APPOINTMENT OF AUDITORS

The management of the Company will recommend to the Meeting to appoint Ellis Foster as auditors of the Company and to authorize the directors to fix their remuneration. Ellis Foster were first appointed auditors of the Company on January 21, 1991.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

DATED at Abbotsford, British Columbia, this 12th day of February, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

“Douglas R. Halward”

Douglas R. Halward, President

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: February 12, 2004

“James E.H. Darby”	“Douglas R. Halward”

James E.H. Darby, Chief Executive Officer	Douglas R. Halward, President

Proxy

ANNUAL GENERAL MEETING OF MEMBERS (the “Meeting”) OF CONSOLIDATED ENVIROWASTE INDUSTRIES INC. (the “Company”)

TO BE HELD AT THE OFFICES OF BULL, HOUSSER & TUPPER, 30TH FLOOR, BEECH BOARDROOM, 1055 WEST GEORGIA STREET, VANCOUVER, BC, ON MONDAY, MARCH 15, 2004 AT 1:00 PM

The undersigned member (“Registered Shareholder”) of the Company hereby appoints Douglas R. Halward, President of the Company, or failing this person, James E.H. Darby, Chief Executive Officer of the Company, or in the place of the foregoing,                                                   as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against

1.	To determine the number of Directors at four	______	______

		For	Withhold

2.	To elect Douglas R. Halward as a Director	______	______

3.	To elect James E.H. Darby as a Director	______	______

4.	To elect Richard J.M. Chase as a Director	______	______

5.	To elect Derrick M.J. Rolfe as a Director	______	______

6.	To appoint Ellis Foster as Auditors of the Company	______	______

		For	Against

7.	To authorize the Directors to fix the auditors’ remuneration	______	______

8.	To transact such other business as may properly come before the Meeting	______	______

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:	___________________________________

Please Print Name:	___________________________________

Date:	___________________________________

Number of Shares Represented by Proxy:	___________________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1.	This Proxy is solicited by the Management of the Company.

2.	This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation.

3.	If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

4.	A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.	A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)	appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

(b)	appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.	The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, his/her Instrument of Proxy.

To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company of Canada by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is

Computershare Trust Company of Canada
Proxy Department, 100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Fax: Within North America — 1.866.249.7775 Outside North America — 416.263.9524

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.
(the “Company”)

Supplemental Mailing List Return Card
(Request for Interim Financial Statements)

2004 ANNUAL GENERAL MEETING

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the Company may elect annually to receive interim corporate mailings, including interim financial statements of the Company, if they so request. If you wish to receive such mailings, please complete and return this form to:

Computershare Trust Company of Canada
100 University Avenue
9th Floor
Toronto, ON
M5J 2Y1

NAME:

ADDRESS:

POSTAL CODE: ___________________________

I confirm that I am the BENEFICIAL owner of Common shares of the Company.

SIGNATURE OF
SHAREHOLDER:   ____________________________________________________ DATE:  ________________

CUSIP: 208928 10 1

SCRIP COMPANY CODE: CWDQ

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.
(the “Company”)

Supplemental Mailing List Return Card
(Request for Interim Financial Statements)

2004 ANNUAL GENERAL MEETING

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the Company may elect annually to receive interim corporate mailings, including interim financial statements of the Company, if they so request. If you wish to receive such mailings, please complete and return this form to:

Computershare Trust Company of Canada
100 University Avenue
9th Floor
Toronto, ON
M5J 2Y1

NAME:

ADDRESS:

POSTAL CODE: ___________________________

I confirm that I am the REGISTERED owner of Common shares of the Company.

SIGNATURE OF
SHAREHOLDER:   ____________________________________________________ DATE:  ________________

CUSIP: 208928 10 1

SCRIP COMPANY CODE: CWDQ